AMN Healthcare Services, Inc.

2999 Olympus Boulevard, Suite 500
Dallas, TX 75019

October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attn:	Stephen Kim and Lyn Shenk

Re:	AMN Healthcare Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
File No. 001-16753

Dear Mr. Kim and Ms. Shenk:

This letter sets forth the response of AMN Healthcare Services, Inc. (the “Company,” “AMN,” “we” or “us”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Company on September 25, 2024, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Form 10-Q”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses by the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1 – Business
Our Services, page 4

1.	We note your disclosure of your service offerings, as enumerated in this section. We also note your disclosure of disaggregated revenue by service type on page 49 of the notes to the financial statements. While most of the enumerated offerings correspond to the categories on page 49, it is not clear where certain offerings are classified for revenue purposes. For example, it is not apparent how international nurse staffing, crisis nurse staffing, revenue cycle solutions, executive search and academic leadership, and recruitment solutions correspond to the categories on page 49. Please advise and revise as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment. The subsection titled “Our Services” within Item 1. Business of our Form 10-K is intended to provide a detailed description of each of the services that we provide. In contrast, footnote 1(r) to the financial statements in our Form 10-K is intended to provide a quantification of revenue disaggregated by service type, not necessarily by each individual service, which is a presentation that we believe is more useful to investors than disaggregation by individual service, as it allows for the combination of individually insignificant services to give readers a clearer picture of the categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors and which we believe is more useful for understanding the composition of revenue and comparability over time. We believe that the tabular disclosure of disaggregated revenues in footnote 1(r) is clear when read together with the immediately preceding narrative disclosures and the narrative disclosures under the “Our Services” subsection of Item 1. Business. In particular:

•	The first row of the tabular disclosure, “Travel nurse staffing,” includes the first three subcomponents of our “Nurse Staffing” service offerings (i.e., Items 1(a) through (c) inclusive of “Our Services”). This is discernible from the first paragraph of footnote 1(r), which indicates that the “Travel nurse staffing” row includes international nurse staffing (other than permanent placements as described below), as well as rapid response nurse staffing (which, as we note in Item 1(c) of “Our Services,” is also called “crisis nurse staffing” or “critical staffing”).
•	The second row of the tabular disclosure, “Labor disruption services,” reflects the identically named fourth subcomponent of our “Nurse Staffing” service offerings (i.e., Item 1(d) of “Our Services”).
•	The third row of the tabular disclosure, “Local staffing,” reflects the identically named fifth subcomponent of our “Nurse Staffing” service offerings (i.e., Item 1(e) of “Our Services”).
•	The fourth row of the tabular disclosure, “Allied staffing,” includes our Allied Staffing and Revenue Cycle Solutions service offerings (i.e., Items 2 and 3 of “Our Services”), as described in the first paragraph of footnote 1(r), which notes that allied staffing includes our revenue cycle solutions business.
•	The fifth row of the tabular disclosure, “Locum tenens staffing,” reflects locum tenens staffing within our “Physician and Advanced Practice Staffing” service offering (i.e., the locum tenens service offering described within Item 4 of “Our Services”).
•	The sixth row of the tabular disclosure, “Interim leadership staffing,” reflects the identically named interim leadership staffing service offering (i.e., Item 5 of “Our Services”).
•	The eighth row of the tabular disclosure, “Permanent placement,” includes all of our permanent placement services, including (1) international nurse permanent placement (i.e., permanent placements of international nursing staff described within Item 1(b) of “Our Services”), (2) physician permanent placement (i.e., permanent physician search described within Item 4 of “Our Services”), and (3) executive search and academic leadership (i.e., Item 6 of “Our Services”). We believe that combining all permanent placement services in this manner provides useful information to investors. However, we acknowledge that this tabular row, in contrast to the others, combines revenue from two reportable segments (nurse and allied solutions, and physician and leadership solutions), including two businesses within our physician and leadership solutions segment (physician permanent placement and executive search). Accordingly, in our disclosures going forward, we plan to add a footnote to this row as follows: “Includes revenue from international nurse and allied permanent placement, physician permanent placement and executive search.”
•	The ninth row of the tabular disclosure, “Language services,” reflects our language interpretation service offering (i.e., Item 9 of “Our Services”).
•	The tenth row of the tabular disclosure, “Vendor management systems,” reflects our identically named vendor management systems service offering (i.e., Item 10 of “Our Services”).
•	The eleventh row of the tabular disclosure, “Other technologies,” reflects our workforce optimization service offering (i.e., healthcare scheduling software described within Item 11 of “Our Services”) and other immaterial technology services.
•	The thirteenth row of the tabular disclosure, “Talent planning and acquisition,” reflects our outsourced recruitment solutions service offering under the identically named talent planning & acquisition heading (i.e., Item 8 of “Our Services”) and other immaterial services.
•	The seventh and twelfth rows of the tabular disclosure (“Temporary staffing” and “Technology-enabled services”) are subtotals of the preceding amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

2.	Please revise to provide a discussion and analysis of cost of revenue directly on a stand-alone basis, rather than solely in the context of gross profit. Please quantify and discuss the impact of each significant component of costs comprising cost of revenue that caused cost of revenue to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenue. In addition, the impacts of material variances in components of cost of revenue that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price, volume, and acquisitions in absolute amounts, explain the underlying reasons "why" for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of revenue at the segment level when a change in a segment’s cost of revenue materially impacts the segment’s measure of profit. Please provide us with a copy of your intended revised disclosure. Please revise to provide similar disclosure for selling, general, and administrative expenses. Please also explain the nature of components of your SG&A expenses, such that these costs are able to vary significantly with changes in business volume.

Response:

The Company respectfully acknowledges the Staff’s comment.

With respect to the Company’s presentation of cost of revenue, the Company intends to revise its future disclosures to provide a discussion and analysis of cost of revenue directly on a stand-alone basis, with, to the extent material, a quantification and discussion of each significant component, separate disclosure, quantification and discussion of offsets, and discussion at the segment-level, in each case together with appropriate explanations. A sample of the Company’s proposed disclosure approach going forward appears below for the information previously presented in the Form 10-K, with additions to the Company’s existing disclosure shown in double underline.

Comparison of Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Cost of Revenue. Cost of revenue, which consists predominantly of compensation, benefits, housing, travel and allowance costs for healthcare professionals and medically qualified interpreters, decreased 28% to $2,539.7 million for 2023 from $3,526.6 million for 2022, consistent with the 28% decrease in consolidated revenue. The $986.9 million decrease was primarily attributable to declines in our nurse and allied solutions and physician and leadership solutions segments which were consistent with the respective decreases in segment revenue, partially offset by an increase in our technology and workforce solutions segment. The $32.5 million increase in our technology and workforce solutions segment was primarily attributable to $35.6 million of higher compensation and benefits in our language services business primarily due to the aforementioned increase in minutes. Cost of revenue broken down among the reportable segments is as follows:

	(In Thousands) Years Ended December 31,
	2023	2022
Nurse and allied solutions	$1,932,099	$2,934,738
Physician and leadership solutions	440,230	456,996
Technology and workforce solutions	167,344	134,824
	$2,539,673	$3,526,558

With respect to selling, general and administrative (“SG&A”) expenses, the Company intends to enhance its discussion and analysis regarding SG&A expenses to address the Staff’s comment, with, to the extent material, a quantification and discussion of each significant component, separate disclosure, quantification and discussion of offsets, and discussion at the segment-level, in each case together with appropriate explanations. A sample of the Company’s proposed disclosure approach going forward appears below for the information previously presented in the Form 10-K, with additions to the Company’s existing disclosure shown in double underline.

Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses consist predominantly of compensation and benefits costs for corporate employees, in addition to professional service fees, legal matter accruals and other overhead costs. SG&A expenses were $756.2 million, representing 20.0% of revenue, for 2023, as compared to $936.6 million, representing 17.9% of revenue, for 2022. The decrease in SG&A expenses was primarily due to $164.5 million of lower employee compensation and benefits (inclusive of share-based compensation) driven by lower bonus and incentive compensation amid the decline in operating results and a $22.1 million decrease in the provision for expected credit losses as result of prior year developments that raised concern with a specific customer’s ability to meet its financial obligations. SG&A expenses broken down among the reportable segments, unallocated corporate overhead, and share-based compensation are as follows:

	(In Thousands) Years Ended December 31,
	2023	2022
Nurse and allied solutions	$330,252	$471,489
Physician and leadership solutions	134,505	148,619
Technology and workforce solutions	118,977	132,733
Unallocated corporate overhead	154,484	153,669
Share-based compensation	18,020	30,066
	$756,238	$936,576

The year-over-year increase in unallocated corporate overhead was driven by the $21.0 million increase in the legal settlement accrual for the Clarke matter, partially offset by $16.1 million of lower employee compensation and benefits as discussed above.

3.	We note your revenue disclosure quantifying percentage changes in metrics, such as the 17% decrease in the average number of travelers on assignment and the 15% decrease in average bill rate. Providing these percentages without the underlying metrics does not provide sufficient context as to the significance of these factors on changes in your results. Please revise to quantify, in absolute dollars, the impact of factors to which changes are attributed, including changes in price, volume, and acquisitions.

Response:

The Company respectfully acknowledges the Staff’s comment. As noted in the subsection of the Form 10-K titled “Our Metrics,” the Company believes that our key metrics, such as average number of travelers on assignment and average bill rate, are useful in understanding our operational performance and trends affecting our business. When evaluating our performance over time, we believe that it is the changes in these metrics in the current period relative to the comparative periods, and not the absolutes of the metrics at any point in time, that are most relevant to management and investors in understanding the relative significance of such metrics in impacting our revenues in any given period. Particularly as an important aspect of our metrics is their utility in conveying trends impacting our business, management’s focus is on period-over-period changes, as opposed to absolute values, which are best expressed as percentage changes relating to the comparative period. Accordingly, the Company believes that its current presentation provides the most useful formulation of our metrics for investors.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 43

4.	Please tell us and revise to disclose the nature of costs included in cost of revenue and selling, general and administrative expenses (including unallocated corporate overhead).

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully directs the Staff to our response to comment no. 2 and the revised disclosure below regarding the nature and components of costs included in cost of revenue and SG&A expenses. A sample of the Company’s proposed disclosure approach going forward appears below for footnote 1 to the financial statements in the Form 10-K, with additions to the Company’s existing disclosure shown in double underline.

Cost of Revenue

Cost of revenue represents costs directly associated with the earning of revenue and are comprised primarily of compensation, benefits, housing, travel and allowance costs for healthcare professionals and medically qualified interpreters.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist predominantly of compensation and benefits costs for corporate employees, in addition to professional service fees, legal matter accruals and other overhead costs. Unallocated corporate overhead is a subset of selling, general and administrative expenses and is comprised of indirect costs related to certain corporate functions that are not allocated to the Company’s reportable segments.

(j) Insurance Reserves, page 45

5.	We note you provide professional liability coverage for staff. Please tell us why you provide this coverage.

Response:

The Company respectfully acknowledges the Staff’s comment. As part of the business of providing healthcare temporary staffing services, AMN is subject to legal actions alleging liability on part of the physicians, nurses, and allied healthcare professionals placed on assignment. As is customary within the healthcare staffing industry and often stipulated in client contracts, professional liability coverage is provided as part of our service offering to clients.

(k) Revenue Recognition, page 45

6.	You state revenue and the related direct costs under MSP arrangements are recorded in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent and that when the Company uses subcontractors and acts as an agent, revenue is recorded net of the related subcontractor’s expense. Please clarify whether this means you recognize staffing revenue under MSP arrangements gross except for staffing provided by third-party subcontractors. Please also revise to disclose any other revenue you recognize net as an agent. For example, we note your disclosure on page 2 that your employee counts do not include independent contractors, such as locum tenens and contract interpreters, who were not your employees. Please provide us with a copy of your intended, revised disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company intends to revise its disclosure going forward to reflect that when the Company fills orders under a managed services program (“MSP”) arrangement utilizing its own network of healthcare professionals, the Company is acting as a principal and records revenue on a gross basis.

Regarding the Staff’s request to revise for any other revenue recognized on a net basis, the Company records revenue on a gross basis in accordance with the principal-agent analysis under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, with respect to both (a) direct staffing of locum tenens physicians, and (b) language services business’ utilization of contract interpreters. The proposed revised disclosure also clarifies our position for both locum tenens and language services. However, we do recognize vendor management systems (“VMS”) revenue on a net basis as an agent because other companies are primarily responsible for providing the staffing services, for which we earn a percentage fee. We respectfully advise that all other revenue recognized net as an agent is not material for disclosure.

A sample of the Company’s proposed disclosure approach going forward appears below for the information previously presented in the Form 10-K, with additions to the Company’s existing disclosure shown in double underline and deletions shown as ~~strikethroughs~~.

Revenue from temporary staffing services is recognized as the services are rendered by clinical and non-clinical healthcare professionals. Under the Company’s managed services program (“MSP”) arrangements, the Company manages all or a part of a customer’s supplemental workforce needs utilizing its own network of healthcare professionals along with those of third-party subcontractors. Revenue and the related direct costs ~~under MSP arrangements~~ are recorded in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. Revenue is recorded on a gross basis ~~W~~when the Company utilizes its own network of healthcare professionals (including nurses, allied healthcare professionals, locum tenens and executive and leadership interim staff). Conversely, when the Company uses subcontractors under an MSP arrangement and acts as an agent, revenue is recorded net of the related subcontractor’s expense. Revenue from permanent placement and recruitment process outsourcing services is recognized as the services are rendered. Depending on the arrangement, the Company’s technology-enabled service revenue is recognized either as the services are rendered or ratably over the applicable arrangement’s service period. Revenue for the language services business is recorded on a gross basis. Under vendor management systems arrangements, revenue is recorded on a net basis as an agent because other companies are primarily responsible for providing the staffing services, for which the Company is entitled to a percentage fee. See additional information below regarding the Company’s revenue disaggregated by service type.

(l) Accounts Receivable, page 46

7.	You disclose that the increase in the provision for expected credit losses for the year ended December 31, 2022 was primarily the result of developments that raised concern with a specific customer’s ability to meet its financial obligations, and uncertainty regarding the collectability of cash flows from other customers due primarily to the macroeconomic outlook. We note that you continued to maintain a similar provision as of both December 31, 2023 and June 30, 2024. Please tell us the current status of receivables with that specific customer and of your views with regard to uncertainty regarding other customers due to the macroeconomic outlook.

Response:

The Company respectfully acknowledges the Staff’s comments. In May 2024, the specific client filed for Chapter 11 bankruptcy. The pre-petition receivable balance of $8 million is fully reserved at 100% in our allowance for expected credit losses as of June 30, 2024, pending resolution of the bankruptcy.

With respect to uncertainty regarding other customers due to the macroeconomic outlook, we consider historical credit loss information as well as our expectation of future losses to estimate expected credit losses for accounts receivable, which requires judgment and evaluation of the macroeconomic outlook. The portion of our allowance attributed to our assessment of the macroeconomic outlook and its expected effect on the collectability of cash flows is immaterial to our financial statements.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, General and Administrative Expenses, page 20

8.	We note disclosure in your June 30, 2024 earnings release on Form 8-K attributing the decrease in SG&A expenses to lower bonus and incentive compensation, reduced corporate headcount, a favorable adjustment to accrued professional liability insurance expense, seasonally lower payroll tax expense, and prudent expense management. Please revise your results of operations disclosure in your Form 10-Q to discuss and quantify underlying reasons for changes in results, such as these.

Response:

The Company respectfully acknowledges the Staff’s comments and intends to enhance our results of operations disclosure in our Form 10-Qs going forward, to discuss and quantify underlying reasons for changes in results for the period-over-period analysis.

* * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at 469-759-8586 or John C. Kennedy at 212-373-3025.

Very truly yours,

/s/ Jeffrey R. Knudson
Jeffrey R. Knudson
Chief Financial Officer